Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Halliburton Company

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

On March 17, 2015, Robb L. Voyles of Halliburton Company distributed the following communication to all Halliburton employees.

TO:	All Halliburton Employees

FROM:	Robb Voyles, executive vice president and general counsel

SUBJECT:	Reminder—Upcoming Stockholder Vote

As a reminder, we are 10 days away from the March 27, 2015, Special Stockholder Meeting where Halliburton stockholders will vote on whether to approve the issuance of shares of Halliburton common stock in connection with the pending Baker Hughes acquisition. In February, Halliburton stockholders were sent proxy voting materials including a joint proxy statement/prospectus with information needed to cast a proxy vote. Since the distribution of these materials, we have received questions from employees who have shares of Halliburton common stock and are experiencing delays in receiving necessary voting materials or otherwise have questions regarding voting their shares in connection with the Special Meeting.

How to Vote

Halliburton stockholders (who either acquired shares on their own or through one of the employee stock plans, or have outstanding restricted stock awards) of record at the close of business on February 17, 2015, may vote in person at the Special Meeting or by submitting proxies:

•	via telephone at 1-800-652-8683 (follow the recorded instructions) by 11:59 p.m. Houston, Texas time on March 26, 2015;

•	online at www.envisionreports.com/HAL (follow the instructions on the website) by 11:59 p.m. Houston, Texas time on March 26, 2015; or

•	by mail (indicate your vote on each proxy card you receive, sign and date each card, and return it in the prepaid envelope that accompanied it).

•	Halliburton stockholders whose shares are held in “street name” must provide their broker, nominee, fiduciary or other custodian with instructions on how to vote their shares; otherwise, their broker, nominee, fiduciary or other custodian will not vote their shares on any of the proposals brought before the special meeting. Halliburton stockholders should check the voting form provided by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

If you have questions about voting or if you have not received your proxy materials, please call Innisfree M&A Incorporated, one of Halliburton’s proxy solicitors for the Special Meeting, at +1-412-232-3651 (for those outside the U.S.) or 877-825-8971 (for those in the U.S.) directly or collect. Representatives are available Monday-Friday from 8 a.m. to 7 p.m. Central time. If the representative asks for your employee ID, provide your Halliburton network ID. Please review the Halliburton’s Stockholder Vote Frequently Asked Questions for any additional questions regarding the upcoming vote.

The Halliburton Special Stockholder Meeting will take place take place at 9 a.m. at our North Belt campus at 3000 North Sam Houston Parkway East, Life Center Auditorium, Houston, Texas 77032. A Baker Hughes Special Stockholder Meeting will also take place at 9 a.m. on March 27 where stockholders will vote on, among other related proposals, whether to adopt the Agreement and Plan of Merger, dated November 16, 2014, and thereby approve the merger. The Baker Hughes’ special meeting will be held at 2727 Allen Parkway, Wortham Meeting Room #2, Houston, Texas 77019.

Safe Harbor

The statements in this communication that are not historical statements, including statements regarding the expected completion of the integration of Halliburton and Baker Hughes, expected timing of stockholder vote results and the expected timing of regulatory clearances and approvals, are forward-looking statements within the meaning of the federal securities laws. These statements are subject to numerous risks and uncertainties, many of which are beyond the company’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Halliburton’s or Baker Hughes’ stockholders; the timing to consummate the proposed transaction; the conditions to closing of the proposed transaction may not be satisfied or the closing of the proposed transaction otherwise does not occur; the risk a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Halliburton and Baker Hughes and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Halliburton and Baker Hughes, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; and other risks and uncertainties described in Halliburton’s Form 10-K for the year ended December 31, 2014, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings. These filings also discuss some of the important risk factors identified that may affect Halliburton’s business, results of operations, and financial condition. Halliburton undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Additional Information

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Halliburton and Baker Hughes. In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Halliburton and Baker Hughes and other documents related to the proposed transaction. The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Halliburton and Baker Hughes. INVESTORS AND SECURITY HOLDERS OF HALLIBURTON AND BAKER HUGHES ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Halliburton and/or Baker Hughes through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@Halliburton.com or by phone at +1-281-871-2688. Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at trey.clark@bakerhughes.com or alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8039 or +1-713-439-8822.

Participants in Solicitation

Halliburton, Baker Hughes, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 8, 2014, and its Current Reports on Form 8-K filed with the SEC on July 21, 2014 and December 9, 2014. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 5, 2014, and its Current Reports on Form 8-K filed with the SEC on June 10, 2014, September 10, 2014 and December 10, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC.